Exhibit 99.1

Fuling Global Inc. Reports Full Year 2017 Financial Results

Continued Strong Growth in Both Revenues and Volume, with Increases of 21.3% and 17.7%, Respectively, in 2017

ALLENTOWN, PA., March 30, 2018 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the twelve months ended December 31, 2017.

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$127.3	$104.9	21.3%
Gross profit	$26.1	$25.2	3.2%
Gross margin	20.5%	24.1%	-3.6 percentage points
Operating income	$7.6	$8.5	-10.8%
Operating margin	6.0%	8.1%	-2.2 percentage points
Net income attributable to Fuling Global	$6.3	$7.9	-21.0%
Diluted earnings per share	$0.40	$0.50	-21.1%

●	Revenues increased by 21.3% to $127.25 million for the year of 2017 from $104.88 million for the prior year, as a result of the combined effect of increases in both sales volume and blended average selling prices (“ASP”).

●	Total sales volume increased by 17.7% to 50,284 tons for the year of 2017 from 42,723 tons for the prior year. The increase in sales volume was across all product categories. Blended ASP also increased by 3.1% to $2.53 per kilogram for the year of 2017 from $2.45 per kilogram for the prior year.

●	Gross profit increased by 3.2% to $26.05 million for the year of 2017 from $25.24 million for the prior year. Gross margin decreased by 3.6 percentage points to 20.5% for the year of 2017 from 24.1% for the prior year. The decrease in gross margin was primarily due to increase in the price of raw materials, particularly Polypropylene.

●	Net income attributable to Fuling Global was $6.28 million, or $0.40 per basic and diluted share, for the year of 2017, compared to $7.94 million, or $0.50 per basic and diluted share for the prior year. The decrease in net income attributable to Fuling Global was mainly due to the increase in total operating income and the decrease in subsidy income that more than offset the increase in gross profit.

“2017 proved to be another strong year for Fuling Gobal with both revenues and shipment volume reaching record high. The growths were across all major geographical regions and all product categories,” said Mr. Xinfu Hu, Chief Executive Officer of Fuling Global.

Ms. Guilan Jiang, Chairwoman of Fuling Global, further commented, “With continuing order momentum and increased manufacturing capacity, we are increasingly confident in our ability to further extend our top-line growth streak in 2018 and beyond. As we continue to face uncertainty in market factors, particularly pricing environment for raw materials and our final products, we look for ways to further improve our productivity and profitability through process optimization and cost control in 2018.”

Fiscal Year 2017 Financial Results

Revenues

For the year of 2017, total revenues increased by $22.37 million, or 21.3%, to $127.25 million from $104.88 million for the prior year. The increase in total revenues was a combined result of increases in both sales volume and blended ASP.

Overall sales volume increased by 7,561 tons, or 17.7%, to 50,284 tons for the year of 2017 from 42,723 tons for the prior year. The increase in sales volume was across all product categories. Sales volume of cutlery increased by 2,310 tons, or 8.5%, to 29,638 tons for the year of 2017 from 27,328 tons for the prior year. Sales volume of straws increased by 1,590 tons, or 35.8%, to 6,025 tons for the year of 2017 from 4,435 tons for the prior year. Sales volume of cups and plates increased by 2,516 tons, or 31.1%, to 10,602 tons for the year of 2017 from 8,086 tons for the prior year. Sales volume of other products increased by 1,145 tons, or 39.8%, to 4,020 tons for the year of 2017 from 2,875 tons for the prior year.

Blended ASP increased by $0.08 per kilogram, or 3.1%, to $2.53 per kilogram for the year of 2017 from $2.45 per kilogram for the prior year. The increase in blended ASP was mainly related to cutlery and other products and partially offset by decrease in ASP for straws and cups and plates. ASP of cutlery increased by $0.12 per kilogram, or 6.1%, to $2.12 per kilogram for the year of 2017 from $2.00 per kilogram for the prior year. ASP of straws decreased by $0.24 per kilogram, or 6.9%, to $3.19 per kilogram for the year of 2017 from $3.43 per kilogram for the prior year. ASP of cups and plates decreased by $0.20 per kilogram, or 5.9%, to $3.24 per kilogram for the year of 2017 from $3.44 per kilogram for the prior year. ASP of other products increased by $0.19 per kilogram, or 7.4%, to $2.69 per kilogram for the year of 2017 from $2.51 per kilogram for the prior year.

The increase in revenues was across all product categories. Revenues from cutlery sales increased by $8.23 million, or 15.1%, to $62.85 million for the year of 2017 from $54.62 million for the prior year. Revenues from straws sales increased by $4.03 million, or 26.5%, to $19.25 million for the year of 2017 from $15.22 million for the prior year. Revenues from cups and plates sales increased by $6.49 million, or 23.3%, to $34.33 million for the year of 2017 from $27.84 million for the prior year. Revenues from other products sales increased by $3.62 million, or 50.2%, to $10.83 million for the year of 2017 from $7.21 million for the prior year. Cutlery, straws, cups and plates, and other products accounted for 49.4%, 15.1%, 27.0%, and 8.5% of total revenues for the year of 2017, compared to 52.1%, 14.5%, 26.5%, and 6.9% for the prior year, respectively.

	For the Twelve Months Ended December 31,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$62,846	49.4%	$54,619	52.1%	$8,227	15.1%
Straws	19,248	15.1%	15,219	14.5%	4,029	26.5%
Cups and plates	34,330	27.0%	27,835	26.5%	6,495	23.3%
Others	10,826	8.5%	7,209	6.9%	3,617	50.2%
Total	$127,250	100.0%	$104,882	100.0%	$22,368	21.3%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $14.28 million, or 15.0%, to $109.17 million for the year of 2017 from $94.90 million for the prior year. Sales in China, our second largest market, increased by $3.91 million, or 93.1%, to $8.11 million for the year of 2017 from $4.20 million for the prior year. Sales in Europe increased by $2.94 million, or 92.2%, to $6.14 million for the year of 2017 from $3.19 million for the prior year. Sales in Canada increased by $0.96 million, or 97.9%, to $1.94 million for the year of 2017 from $0.98 million for the prior year.

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	For the Twelve Months Ended December 31,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$109,174	85.8%	$94,899	90.5%	$14,275	15.0%
China	8,111	6.4%	4,200	4.0%	3,911	93.1%
Europe	6,137	4.8%	3,193	3.0%	2,944	92.2%
Canada	1,944	1.5%	982	0.9%	962	97.9%
Others	1,884	1.5%	1,607	1.6%	276	17.2%
Total	$127,250	100.0%	$104,882	100.0%	$22,368	21.3%

Gross profit

Total cost of goods sold increased by $21.56 million, or 27.1%, to $101.20 million for the year of 2017 from $79.64 million for the prior year. The increase was mainly due to increased sale volume as well as higher unit price of raw materials, particularly Polypropylene. Gross profit increased by $0.81 million, or 3.2%, to $26.05 million for the year of 2017 from $25.24 million for the prior year. Gross margin was 20.5% the year of 2017, compared to 24.1% for the prior year.

Operating income

Selling expenses increased by $0.76 million, or 11.1%, to $7.62 million for the year of 2017 from $6.86 million for the prior year. As a percentage of sales, selling expenses were 6.0% in 2017, compared to 6.5% in the prior year. General and administrative expenses increased by $0.37 million, or 4.9%, to $7.88 million for the year of 2017 from $7.51 million for the prior year. As a percentage of sales, general and administrative expenses were 6.2% in 2017, compared to 7.2% in the prior year. Research and development expenses increased by $0.60 million, or 25.4%, to $2.95 million for the year of 2017 from $2.36 million for the prior year. As a percentage of sales, research and development expenses accounted for 2.3% in 2017, compared to 2.2% in the prior year. We expect research and development expenses in 2018 to stay at current levels as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

As a result, total operating expenses increased by $1.73 million, or 10.4%, to $18.45 million for the year of 2017 from $16.72 million for the prior year.

Operating income decreased by $0.92 million, or 10.8%, to $7.60 million for the year of 2017 from $8.52 million for the prior year. Operating margin was 6.0% for the year of 2017, compared to 8.1% for the prior year. The decrease in operating margin was primarily due to decrease in gross margin and partially offset by decrease in operating expenses as a percentage of total revenues.

Income before income taxes

Total net other expense, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.48 million for the year of 2017, compared to total net other income of $1.46 million for the prior year. The difference was mainly due to decreased subsidy income and other income as well as increased interest expense in 2017.

Income before income taxes decreased by $2.86 million, or 28.7%, to $7.11 million for the year of 2017 from $9.97 million for the prior year. The decrease was a result of increased operating expenses that more than offset increased gross profit in 2017.

Provision for income taxes was $0.82 million for the year of 2017, compared to $2.03 million for the prior year.

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Net income

Net income decreased by $1.65 million, or 20.8%, to $6.29 million for the year of 2017 from $7.94 million for the prior year. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $1.67 million, or 21.0%, to $6.28 million for the year of 2017 from $7.94 million for the prior year.

Basic and diluted earnings per share were $0.40 for the year of 2017, compared to $0.50 for the prior year. The decrease in earnings per share was mainly due to decrease in net income as a result of increased operating expenses and other net expenses that more than offset increased gross profit in 2017.

Financial Condition

As of December 31, 2017, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $4.12 million, $4.37 million, and $0.11 million, respectively, compared to $4.01 million, $2.33 million, and $1.54 million, respectively, at the end of 2016. Short-term borrowing and bank notes payable were $29.70 million and $5.04 million, respectively, as of December 31, 2017, compared to $17.79 million and $2.56 million, respectively, at the end of 2016. Long-term borrowing was $1.80 million as of December 31, 2017, compared to $0.84 million at the end of 2016.

Net cash provided by operating activities was $2.47 million for the year of 2017, compared to $5.15 million for the prior year. Net cash used in investing activities was $14.41 million for the year of 2017, compared to $24.08 million for the prior year. Net cash provided by financing activities was $11.98 million for the year of 2017, compared to $7.70 million for the prior year.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(AUDITED)

	For the Years Ended December 31,
	2017	2016	2015

Revenues	$127,250,022	$104,881,880	$91,293,675
Cost of goods sold	101,199,010	79,640,421	67,646,107
Gross Profit	26,051,012	25,241,459	23,647,568

Operating Expenses
Selling expenses	7,620,189	6,857,382	6,436,821
General and administrative expenses	7,881,138	7,510,901	6,149,411
Research and development expenses	2,953,477	2,355,539	2,091,513
Total operating expenses	18,454,804	16,723,822	14,677,745

Income from Operations	7,596,208	8,517,637	8,969,823

Other Income (Expense):
Interest income	64,704	28,586	53,019
Interest expense	(1,171,386)	(801,728)	(1,115,633)
Subsidy income	1,043,440	1,863,365	901,852
Foreign currency transaction gain (loss)	(398,514)	300,130	476,576
Other expense, net	(19,838)	65,042	104,942
Total other income (expense), net	(481,594)	1,455,395	420,756

Income Before Income Taxes	7,114,614	9,973,032	9,390,579

Provision for Income Taxes	823,942	2,029,979	1,442,406

Net Income	$6,290,672	$7,943,053	$7,948,173

Less: net income (loss) attributable to non-controlling interest	12,875	20	(93,368)

Net income attributable to Fuling Global Inc.	$6,277,797	$7,943,033	$8,041,541

Other Comprehensive Income
Foreign currency translation income (loss)	2,172,347	(1,913,200)	(702,167)
Comprehensive income attributable to Fuling Global Inc.	$8,450,144	$6,029,833	$7,339,374

Earnings per share
Basic and diluted	$0.40	$0.50	$0.65

Weighted average number of shares
Basic and diluted	15,759,293	15,735,588	12,335,072

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(AUDITED)

	December 31,	December 31,
	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$4,122,394	$4,009,784
Restricted cash	4,366,891	2,333,607
Certificates of deposit	105,707	1,539,082
Accounts receivable, net	23,911,326	20,915,134
Advances to supplier, net	612,655	639,947
Inventories, net	20,775,035	16,731,704
Security deposits for sale leaseback	771,814	-
Prepaid expenses and other current assets	2,347,300	1,660,978
Total Current Assets	57,013,122	47,830,236

Property, plant and equipment, net	48,478,612	33,802,047
Intangible assets, net	9,878,594	9,447,486
Prepayments for construction and equipment purchases	527,568	2,192,236
Security deposits for sale leaseback - long term	543,996	723,206
Other assets	287,741	269,329
Total Assets	$116,729,633	$94,264,540

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$29,696,842	$17,790,962
Bank notes payable	5,035,849	2,556,768
Advances from customers	588,143	604,873
Accounts payable	14,175,530	16,333,445
Accrued and other liabilities	2,933,015	2,195,853
Other payable - sale leaseback	2,755,931	1,931,076
Taxes payable	289,804	164,571
Deferred gains	87,605	650,343
Due to Related party	-	53,082
Total Current Liabilities	55,562,719	42,280,973

Long term payable - sale leaseback	1,371,359	1,675,314
Long term borrowings	1,801,887	836,471
Total Liabilities	58,735,965	44,792,758

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,780,205 and 15,756,500 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	15,781	15,757
Additional paid in capital	29,904,285	29,845,442
Statutory reserve	4,617,039	4,017,957
Retained earnings	22,654,848	16,976,133
Accumulated other comprehensive income (loss)	651,597	(1,520,750)
Total Fuling Global Inc.’s equity	57,843,550	49,334,539

Non-controlling interest	150,118	137,243
Total Shareholders’ Equity	57,993,668	49,471,782

Total Liabilities and Shareholders’ Equity	$116,729,633	$94,264,540

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(AUDITED)

	For the Years Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,290,672	$7,943,053	$7,948,173
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	58,867	123,339	23,088
Deferred tax expense	-	319,252	(319,252)
Depreciation and amortization	4,086,740	3,177,954	2,681,293
Bad debt provisions	160,902	2,835	36,938
Unrealized losses (gains)	34,417	(60,225)	-
Inventory reserve	24,675	32,576	-
Gain on disposal of fixed assets	116,989	(12,687)	-
Changes in operating assets:
Accounts receivable	(2,372,548)	(6,870,015)	(2,224,191)
Advances to suppliers	(24,826)	(338,783)	364,925
Inventories	(3,510,031)	(3,688,956)	1,184,796
Other assets	(85,699)	(1,382,287)	95,350
Security deposit for sale leaseback	(523,839)	(755,934)	-
Changes in operating liabilities:
Accounts payable	(1,096,970)	6,019,466	(2,737,576)
Advance from customers	(50,007)	43,277	(66,731)
Deferred gains	(583,978)	679,774	-
Taxes payable	(678,259)	(557,587)	425,412
Accrued and other liabilities	627,533	470,105	548,382
Net cash provided by operating activities	2,474,638	5,145,157	7,960,607
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,547,155)	(4,010,576)	(5,471,455)
Additions to construction in progress	(10,231,413)	(12,679,337)	-
Cash receipts from disposal property and equipment	13,352	19,296	-
Cash decrease in certificates of deposit	1,479,874	1,505,061	(1,986,668)
Prepayments for construction and equipment purchase	(480,689)	(1,974,046)	(1,047,526)
Repayments of deposit and prepayments for construction and equipment purchase	1,358,566	1,354,585	-
Purchase of intangible assets	(2,602)	(8,298,564)	(264,577)
Net cash used in investing activities	(14,410,067)	(24,083,581)	(8,770,226)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	35,582,827	30,660,941	42,684,057
Repayments of short-term borrowings	(25,270,011)	(26,983,488)	(46,039,616)
Proceeds from long-term borrowings	1,048,749	836,471	-
Proceeds from bank notes payable	8,175,964	6,150,573	5,318,470
Repayments of bank notes payable	(5,954,218)	(6,252,747)	(5,560,034)
Repayment of third party borrowing	-	(180,611)	-
Proceeds from loans from related parties	-	55,484	-
Repayments of loans from related parties	(57,148)	-	(37,764)
Proceeds from other payable - sales lease back	2,906,977	3,941,746	-
Repayments of other payable - sales lease back	(2,638,787)	(172,154)	-
Change in restricted cash	(1,811,242)	(358,888)	97,928
Proceeds from issuance of stocks	-	-	18,594,972
Net cash provided by financing activities	11,983,111	7,697,327	15,058,013
EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	64,928	(322,674)	(74,554)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	112,610	(11,563,771)	14,173,840
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	4,009,784	15,573,554	1,399,714
CASH AND CASH EQUIVALENTS, ENDING OF THE YEAR	$4,122,394	$4,009,783	$15,573,554
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$836,401	$762,868	$1,136,896
Income tax paid	$1,433,998	$2,331,173	$1,257,004
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$15,545,784	$1,209,221	$3,913,677
Accounts payable for purchasing fixed assets	$1,162,202	$-	$-
Transfer from advance payments to fixed assets	$191,868	$296,853	$726,445

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